SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 11)


                                 AMDOCS LIMITED
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Ordinary Shares, par value (pound)0.01
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G02602 10 3
     ----------------------------------------------------------------------
                                 (Cusip Number)

                                Wayne Wirtz, Esq.
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736
     ----------------------------------------------------------------------
                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 27, 2004
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (continued on following pages)
                              (Page 1 of 12 Pages)

-------------------------------------------------------------------------------
CUSIP NO. G02602 10 3          13D/A                          Page 2 of 57 Pages

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        SBC COMMUNICATIONS INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            43-1301883
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                                      AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [  ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
-------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER                      6,200,000
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
-------------------------------------------------------------------------------
                         8     SHARED VOTING POWER                    6,547,698

-------------------------------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER                 6,200,000

-------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER               6,547,698

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                    12,747,698

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.2%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                            HC

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. G02602 10 3             13D/A                       Page 3 of 57 Pages

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        SBC INTERNATIONAL, INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            43-1380735
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                                      WC
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [  ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
-------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER                              0
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
-------------------------------------------------------------------------------
                         8     SHARED VOTING POWER                    6,547,698

-------------------------------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER                         0

-------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER               6,547,698

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                    6,547,698

-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                [   ]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               3.2%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                           CO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. G02602 10 3          13D/A                          Page 4 of 57 Pages

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                       SBC OPTION DELIVERY, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                                      WC
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [  ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
-------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER                             0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
-------------------------------------------------------------------------------
                          8     SHARED VOTING POWER                   5,195,823

-------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER                        0

-------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER              5,195,823

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                     5,195,823

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                2.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                            CO

-------------------------------------------------------------------------------

                                                              Page 5 of 57 Pages


                        AMENDMENT NO. 11 TO SCHEDULE 13D
                           RELATING TO ORDINARY SHARES
                                OF AMDOCS LIMITED



     This statement on Schedule 13D filed on February 22, 2000 (the "Original 13D"), as amended by Amendment No. 1 filed on February 22, 2001, Amendment No. 2 filed on February 27, 2001, Amendment No. 3 filed on June 21, 2001, Amendment No. 4 filed on December 7, 2001, Amendment No. 5 filed on December 7, 2001, Amendment No. 6 filed on January 31, 2002, Amendment No. 7 filed on September 9, 2002, Amendment No. 8 filed on November 14, 2002, and Amendment No. 9 filed on June 17, 2004, Amendment No. 10 filed on September 27, 2004, by SBC Communications Inc. ("SBC") is hereby further amended to report a change in ownership of shares of Amdocs Limited (the "Company").

Item 1.  Security and Issuer

         This statement relates to the Ordinary Shares, par value (pound)0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands.

Item 4.  Purpose of Transaction

     On December 27, 2004, SBCI contributed 6,200,000 Shares to Mellon Trust of New England, N.A. (formerly known as Boston Safe Deposit & Trust Co.), as Trustee under the terms of the Master Trust Agreement for SBC Communications Inc. Deferred Compensation Plans and Other Executive Benefit Plans, as amended (the "Master Trust Agreement"), to provide for payment of obligations of SBC and its affiliates under the terms of certain SBC benefits plans (the "Participating Trusts"). A copy of the Master Trust Agreement is attached as Exhibit 1 to this statement. The Master Trust Agreement provides that, subject to the terms of the Master Trust Agreement, the Trustee has the power to dispose of any assets of the trust and to vote all shares of corporate stock held by the trust subject to the terms of the Master Trust Agreement. The Master Trust Agreement requires that the Trustee invest the trust fund of the trust in accordance with the written directions of SBC. SBC has given written instructions to the Trustee for the investment of all of the trust fund including, without limitation, instructions to hold and not to sell the Shares contributed to the trust by SBCI.

                                                             Page 6 of 57 Pages


From and after a Change in Control (as defined for the purposes of the Master Trust Agreement) SBC will no longer be entitled to direct the Trustee with respect to the investment of the trust. SBC has the right to reacquire all or part of the Shares at any time by substituting readily marketable property of equivalent value. In addition, although the terms of the Master Trust Agreement do not require the Trustee to act at SBC's direction with respect to voting of the Shares, the Trustee has advised SBC that the Trustee does not believe that it may vote the Shares except in accordance with SBC's written instructions.


Item 5.       Interest in Securities of the Issuer

(a) As a result of the contribution of Shares to the trust, SBCI, a wholly-owned subsidiary of SBC, has had its beneficial ownership of Shares reduced to 6,547,698 Shares representing 3.2% of the outstanding Shares and the 6,200,000 Shares contributed to the trust remain beneficially owned by SBC for an aggregate beneficial ownership of 6.2% of the outstanding
     Shares. SBCO, a wholly-owned subsidiary of SBCI, beneficially owns 5,195,823 Shares representing 2.5% of the outstanding Shares (which are included in the earlier amount for SBCI). As of June 30, 2004, the capital structure of the Company consists of 206,135,000 Shares (according to Form 6-K filed by the Company on August 13, 2004). SBC possesses ultimate beneficial ownership of the reported Shares held by SBCI and SBCO by virtue of its ownership of SBCI and SBCO.

(b)  SBC beneficial ownership interest:
              Percent of class.............................................6.2%
              Sole power to vote or to direct the vote.........6,200,000 Shares
              Shared power to vote or to direct the vote.......6,547,698 Shares
              Sole power to dispose or to direct
                   the disposition of..........................6,200,000 Shares
              Shared power to dispose or direct
                   the disposition of..........................6,547,698 Shares

         SBCI beneficial ownership interest1:
              Percent of class.............................................3.2%
              Sole power to vote or to direct the vote.................0 Shares
              Shared power to vote or to direct the vote.......6,547,698 Shares
              Sole power to dispose or to direct
                   the disposition of..................................0 Shares
              Shared power to dispose or direct
                   the disposition of..........................6,547,698 Shares

         SBCO beneficial ownership interest2:
              Percent of class.............................................2.5%
              Sole power to vote or to direct the vote.................0 Shares
              Shared power to vote or to direct the vote.......5,195,823 Shares
              Sole power to dispose or to direct
                   the disposition of..................................0 Shares
              Shared power to dispose or direct
                   the disposition of..........................5,195,823 Shares

                                                             Page 7 of 57 Pages


     1 SBC has ultimate control over these Shares by virtue of its ownership of SBCI.

     2 Each of SBC and SBCI has ultimate control over these Shares by virtue of their ownership of SBCO.

(c) The description of the contribution set forth in Item 4 is incorporated in this Item 5(c) by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The description of the contribution set forth in Item 4 is incorporated in this Item 6 by reference.


Item 7.  Material to be Filed as Exhibits

Exhibit No.     Description

       1-a Master Trust Agreement for SBC Communications Inc. Deferred Compensation Plans and Other Executive Benefit Plans by and between SBC Communications Inc. and Boston Safe Deposit and Trust Co.

       1-b First Resolution amending the Master Trust Agreement, effective August 1, 1995.

       1-c Second Resolution amending the Master Trust Agreement, effective November 1, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SBC COMMUNICATIONS INC.



Dated:  December 27, 2004         By:  /s/ Jonathan P. Klug
                                         Jonathan P. Klug
                                         Vice President and Treasurer



                                         SBC INTERNATIONAL, INC.



Dated:  December 27, 2004         By:  /s/ Jonathan P. Klug
                                         Jonathan P. Klug
                                         Vice President and Treasurer



                                          SBC OPTION DELIVERY, LLC

                                          By SBC Hedging Management, LLC
                                             Manager of SBC Option Delivery, LLC



Dated:  December 27, 2004         By:   /s/ Hal E. Rainbolt
                                          Hal E. Rainbolt
                                          Director, SBC Hedging Management, LLC